

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 21, 2010

Gene Maher, President and Director
Northeast Island, Corp.
100 East Cook Avenue
Suite 101
Libertyville, IL 60048

> **Re:** **Northeast Island, Corp.**
> **Amendment No. 1 to Form 10**
> **Filed May 5, 2010**
> **File No. 000-53903**

Dear Mr. Maher:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 1

(b) Business of Issuer, page 1

1.   We note your response to comment 3 of our letter dated April 6, 2010 that you are not seeking funds from any other resources because you believe Messrs. Maher and Prinz have the ability to provide the necessary funds. However, we could not locate any disclosure clarifying how you determined they have the requisite ability and obligation to provide additional funding. As such, please revise to provide such clarification. For example, please state whether they have entered into written agreements to provide additional funding. Alternatively, please revise clarify that they are not obligated to provide additional funding.

2.   On page 2, we note your statement that Messrs. Maher and Prinz are experienced with "advising and consulting publicly traded companies, including 'blank check' companies, which experience includes selling 'blank check' Form 10 companies to private operating companies." Please revise the disclosure under the heading "prior blank check company experience" on page 12 to provide more detail about such experience.

3.   Please disclose the services provided by Daybreak Special Situations Fund.

4.   Please disclose whether Messrs. Maher and Prinz will utilize Greenview Capital and Daybreak Special Situations Fund to locate potential buyers. If so, please revise to clarify how they will be compensated.

5.   We note your response to comment 4 of our letter. Please expand your disclosure in this section to address the conflicts of interest present for Messrs. Maher and Prinz in allocating their time to your business and their other businesses. Additionally, please disclose whether Mr. Maher may allocate less than 10 hours a week to your business.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

6.   We note your response to comment 8 that you do not have any money in your treasury and have not contacted any potential investors. Please expand your disclosure to clarify whether you have entered into any credit facility agreements or other financing arrangements.

7.   We note your response to comment 9 of our letter. We note that your disclosure still indicates that you "may consider a merger with a business which … is a developing company in need of additional funds." We reissue our comment in part. Considering you do not have any funds, please clarify how you will provide financing to a developing company.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

8.   We note the disclosure that the companies Mr. Maher was associated with were "leading" companies in their industry. Please provide us with the bases for the noted disclosure or revise your disclosure to remove such references.

Item 9. Market for Common Equity and Related Stockholder matters, page 12

9.   We note your response to comment 13 of our letter. In response to our comment, you have added paragraph (ii)(d) on page 13. In this paragraph, you state: "We are currently subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed

thereunder during the past twelve months." The disclosure implies that you have met this requirement; however, we note that you are not yet a reporting company and that you have not met the requirements of Rule 144 of the Securities Act. Please revise your disclosure to remove this statement. Additionally, please expand your disclosure to state the "amount(s) of common equity … that could be sold pursuant to §230.144 of this chapter or that [you have] agreed to register under the Securities Act for sale by security holders." Please refer to Item 201(a)(2)(ii) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Joseph Lucosky, Esq.
        via facsimile (732) 577-1188